Mail Stop 3561

May 7, 2008

<u>By Facsimile and U.S. Mail</u>

Mr. H. Lee Scott, Jr.
President and Chief Executive Officer
Wal-Mart Stores, Inc.
702 S.W. 8th Street
Bentonville, Arkansas 72716

> **Re: Wal-Mart Stores, Inc.**
> **Form 10-K for Fiscal Year Ended January 31, 2007**
> **Filed March 27, 2007**
> **File No. 1-6991**

Dear Mr. Scott:

     We have reviewed your response dated April 16, 2008 to our comment letter dated March 13, 2008 and have the following additional comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

<u>11 Segments, page 38</u>

1. We note your response to comments one and two in our letter dated March 13, 2008. In consideration of your response that Exhibits two, nine and 12 of your submission are not used by the CEO in his regular review as the CODM, we formally request you provide all of the financial information used during the course of a fiscal year by the CODM when assessing the operating performance and allocating resources within the company. Indicate on each report how often it is made available to the CODM. Please note that paragraph 10.c. of SFAS No. 131 merely states the information be made available to the CODM.

2. Please explain your interpretation of a regular review performed by a CODM, as contemplated in paragraph 10.b. of SFAS No. 131, and clarify why exhibits two, nine and 12 do not fall within your understanding of the regular review.   Based

on the sample of supplemental financial information submitted pursuant to Rule 12b-4 under the Securities Exchange Act of 1934 we observe various financial information compiled on the basis of month end, three, six and nine months ended periods, annual and five year periods for the purpose of performance of these assessments. In addition there are at least fourteen separate instances, within the fiscal year end January 31, 2007, where the CODM performs ongoing reviews of financial information in a variety of formats for various periods. We also observe financial information as low as the individual store level up to and including the reporting business enterprise level.

3. Please describe the nature and extent of the interaction between the Strategic Finance and Planning Committee and Mr. Scott within the scope of executing his responsibilities as the CODM. We note the Committee's charter states it has the authority and responsibility to assist management and communicate the Board's input to management where it concerns strategic planning. In your response please specifically contrast the CODM's function, as described in paragraph 12 of SFAS No. 131, with the Committee's finance authority and responsibility to review the Company's performance on major capital investment projects versus original projections and their planning authority and responsibility to:

    - Provide input from the Board to management in the development of the Company's strategic plan;
    - Serve as a resource in assisting management in the development of the Company's strategic plan;
    - Act in an advisory capacity in assessing the strategies and action plans designed to meet the Company's strategic objectives; and
    - Serve as representatives of the Board in evaluating the Company's strategic planning process.

4. Please tell us the dates the Strategic Finance and Planning Committee met during the fiscal year ended January 31, 2007. Please provide us with a copy of the approved written minutes for each Committee meeting that fiscal year and the subsequent Committee reports presented by the Committee at the next regularly scheduled Board of Directors meeting.

5. We note your response to comment five in our letter dated March 13, 2008. Please tell us how the responsibilities of the Strategic Finance and Planning Committee affect your statement that Mr. Scott alone has the authority to assess performance of, and allocate resources on a company wide basis, if at all.

6. We believe your single grouping of consumer product revenues is an overly broad view of what constitutes similar products and services. Page four of your Form 10-K, for example, discloses you operate retail stores in various formats and you

provide a broad assortment of quality merchandise and services. The About Us page of walmartstores.com says "That's why we offer the best quality merchandise at the lowest prices in all our stores, from school supplies, to household items and top quality groceries." Furthermore, the left margin of the walmart.com site lists product categories that include apparel, babies, books, electronics, garden & patio, gift cards, gifts & flowers, home, jewelry, movies, music, pets, sports toys, video games. Further, there are eight separate service categories listed on your website such as investment services and hair salon services that appear to have been included within your single consumer products grouping. While you represent that you do not maintain sales data within your general ledger system at the category level of detail, we note financial information you provided to us as part of your Exhibit two reported sales of general merchandise showing jewelry, shoes, photo division, wireless, division; and, sales of food showing meat, produce, dairy & frozen and so forth; and pharmacy and optical sales. We also read your press release dated March 6, 2008 reporting net sales for the four-week periods ending February 29, 2008 and March 2, 2007. Your discussion of comparable store sales with and without fuel referred to strength in the grocery, health and wellness and entertainment U.S. business segments. You also referred to February sales strength in key categories including food, flat-panel TVs, digital audio, video games and the pharmacy indicating that sales data by category is available. We assume that the sales you report in your press releases and elsewhere reconcile to your financial statements and can be used to provide the disclosure requested with categories such as that reported under Item 1. Business. Please revise the notes to your financial statements to provide the enterprise-wide disclosures required by paragraph 37 of SFAS 131.

7. Please expand the notes to your financial statements to clarify whether net sales or membership and other income include consumer services revenue. If you grouped sales of services and products together within net sales, please advise or revise as set forth in Rule 5-03(b)(1) and Rule 5-03(b)(2) of Regulation S-X.

8. We note your response to comment eight in our letter dated March 13, 2008. We note that ASDA is economically dissimilar from Wal-Mart Canada Limited and Wal-Mart de Mexico S.A. de C.V. Assuming that no individual foreign country meets the quantitative thresholds for separate reporting at this time please tell us how each foreign country satisfies the aggregation criteria for the purpose of combining them into one segment. For example, show us the economic characteristics of each country (i.e. operating profits) for each of the periods presented and tell us why each country's regulatory environment are not dissimilar to all others. To the extent there may be substantial dissimilarities between groups of countries or regions of the world and these dissimilar groups

exceed the quantitative threshold you are required to disaggregate the International segment.

Please respond to these comments within 10 business days or tell us when you will provide a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Brian McAllister, Staff Accountant, at (202) 551- 3341, or Donna Di Silvio, Review Accountant, at (202) 551-3202, if you have any questions regarding the financial statements and related matters. Please contact me at (202) 551-3841 with any other questions.

Sincerely,

Michael Moran
Accounting Branch Chief